November 25, 2014

Via EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “We” or “Us”)

Form 10-K for the Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-10593

Dear Ms. Jenkins:

This letter is in response to the Staff’s letter to the Company of November 12, 2014 (the “Comment Letter”) addressed to me, the Company’s Chief Financial Officer, regarding the Company’s Form 10-K for the year ended December 31, 2013, as amended on Form 10-K/A (collectively, the “Form 10-K”) and the Company’s Form 8-K filed July 30, 2014 (the “Form 8-K”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K or Form 8-K is required. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response. References to U.S. GAAP within this response letter cite topics within the Financial Accounting Standards Board Accounting Standards Codification (“ASC”).

Form 10-K for the Year Ended December 31, 2013

General

1.	You disclose on page 7 that you acquired the Lee Cooper brand in February 2013. We note that the store locator section of Lee Coopers’ website lists a store in Syria, although the link for that store currently connects to the website of a store in Turkey. We also note that Exhibit 10.2 to your Form 8-K filed November 29, 2011 lists trademarks in Syria for your Cannon and Fieldcrest brands. We are aware of a February 2013 news article that discusses your acquisition of the Lee Cooper brand and reports that Lee Cooper’s international licensees include Landmark in the Middle East. Landmark Group’s website states that it has business operations in Syria, and a 2013 news article reports that Landmark operates outlets in Sudan.

Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide

Ms. Tia L. Jenkins

Securities and Exchange Commission

November 25, 2014

disclosure about contacts with Sudan or Syria in your Form 10-K. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, affiliates, customers, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

The Company is a brand management company engaged in licensing, marketing and providing trend direction for a portfolio of consumer and entertainment brands. The Company owns intellectual property (principally in the form of trademarks) related to its brands and enters into license agreements with licensees for the use of that intellectual property. These license agreements allow the licensees to use the Company’s intellectual property on various products that are manufactured, developed and sold by the Company’s licensees. The Company controls the use of its intellectual property geographically by defining the territories in which a licensee may use the Company’s intellectual property to manufacture, develop and sell products bearing such intellectual property.

In early 2011, and prior to the Company’s acquisition of the Lee Cooper brand, the previous owner of the brand had authorized its licensee in Turkey to explore sales opportunities for the Lee Cooper brand in Syria. The Company knows of no attempt to sell any Lee Cooper products in Syria since the Company’s acquisition of the Lee Cooper brand in February 2013. In connection with the preparation of the Company’s responses to your inquiry, the Company has conducted a thorough review of royalties received from its licensees. Since the imposition of blanket sanctions against Sudan in Executive Order 13067 (dated November 3, 1997) and against Syria pursuant to Executive Order 13582 (dated August 17th, 2011) (collectively, the “Executive Orders”), none of the Company’s licensees have reported any sales in either territory of any products bearing the Company’s intellectual property, and the Company has no record of any business dealings in either territory, other than the permitted intellectual property maintenance activities described below. Additionally, the Company has not received any royalties or any other type of revenue, fees or other compensation from any commercial activity reported to have occurred in Syria or Sudan following the imposition of the blanket sanctions pursuant to the Executive Orders. The Company has issued a letter to the Turkish Lee Cooper licensee it inherited, revoking such licensee’s right to explore sales opportunities in Syria.

Further to the Staff’s comment, the Company has reviewed the Lee Cooper website and determined that the inclusion of Syria in the list of store locations was not accurate. No licensee of the Lee Cooper intellectual property has the right to operate a store in Syria. The website has since been corrected to remove Syria from the list of store locations.

The Staff referenced a news article from February 2013 which reported that our international licensees for the Lee Cooper intellectual property included Landmark. The Company’s license agreement with Landmark with respect to the Lee Cooper brand referenced in the Staff’s comment specifically excludes Syria and Sudan from the covered territory, and therefore prohibits our licensee from selling products bearing our intellectual property in Syria or Sudan, among other places. The Company has notified its licensees regarding embargoed and sanctioned territories and has advised its licensees that they are not permitted to sell products bearing the Company’s

Ms. Tia L. Jenkins

Securities and Exchange Commission

November 25, 2014

intellectual property in such territories. The Company does not have any agreements, commercial arrangements or other contacts with the government of Sudan.

The Staff commented that the Company holds trademarks in Syria. Consistent with U.S. law, the Company continues to hold registered trademarks in Syria as part of a Company program to protect its trademarks globally. From time to time, the Company may use local trademark agents in Syria, and make submissions through those trademark agents to the government trademark offices in Syria, in connection with the registration, maintenance, and renewal of those trademarks. The economic sanctions permit U.S. companies to engage in activities to protect their intellectual property rights in Syria. Other than such permitted trademark registrations and renewals, the Company does not have any agreements, commercial arrangements or other contacts with the government of Syria.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As described in the response to Comment 1 above, the Company has no material contacts with Sudan or Syria, other than with respect to permitted intellectual property maintenance, and the Company has not received any royalties or any other type of revenue, fees or other compensation from any commercial activity reported to have occurred in Syria or Sudan following the imposition of the blanket sanctions pursuant to the Executive Orders. Since such blanket sanctions have been in place, none of the Company’s licensees have reported any sales in either territory. As noted above, the Company has notified its licensees of embargoed/sanctioned territories and has advised its licensees that they are not permitted to sell products bearing the Company’s intellectual property in such territories.

As a result, the Company does not believe that there exists a material investment risk for its security holders and does not anticipate any adverse impact on its reputation or share value arising from business activities in these countries.

The Company will add a risk factor that from time to time the U.S. government may impose sanctions in territories that may prohibit the Company from allowing products bearing the Company’s intellectual property in such territories.

Ms. Tia L. Jenkins

Securities and Exchange Commission

November 25, 2014

Item 8. Financial Statements and Supplementary Data, page 45

Note 1. Summary of Significant Accounting Polices, page 69

Goodwill and Other Intangibles, page 73

3.	You state the company operates as one operating segment which is also used as the reporting unit for purposes of evaluating goodwill impairment. Please clarify if you aggregate multiple components into your reporting unit. If so, please tell us the components you have aggregated and provide your analysis that supports aggregation. Refer to ASC 350-20-35-35.

Response:

As noted above, the Company is a brand management company engaged in licensing, marketing and providing trend direction for a portfolio of consumer and entertainment brands. Most of the Company’s brands have been purchased in the last ten years, and in most instances, have been accounted for as business combinations in accordance with ASC 805 and the previous guidance under FAS 141(R). As such, the allocation of the purchase price in most of these instances has resulted in the recognition of goodwill.

The Company maintains certain discreet financial information related to individual brands and divisions with dedicated managers responsible for each division. However, most costs associated with brand management (marketing, finance/accounting, legal, IT and other personnel resources) are not allocated to such brand financial information. These functions and others are all pooled on a consolidated basis and therefore would not be attached to any one brand or division if that brand or division was sold.

For the purposes of evaluating goodwill impairment and identifying the “reporting unit”, ASC 350-20-35-35 states “two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.” In evaluating whether components of an operating segment have similar economic characteristics, ASC 280-10-50-11 is considered.

ASC 280-10-50-11 states that “operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.” The gross margins, or in this case the royalty and advertising percentages charged to the Company’s licensees, are very similar among our brands. In most cases, royalty rates are very similar among brands with wholesale distribution licenses. In the case of brands licensed through direct-to-retail (“DTR”) arrangements, royalty rates may be flat (as they are with wholesale distribution) or tiered. Some brands utilize both wholesale and DTR arrangements. Whether a brand is monetized through wholesale, DTR or hybrid arrangements, these licenses are done on an opportunistic basis and are not division or brand specific.

ASC 280-10-50-11 states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the subtopic, if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

Ms. Tia L. Jenkins

Securities and Exchange Commission

November 25, 2014

a.	The nature of the products and services – The Company is a brand management company engaged in licensing, marketing and providing trend direction for a portfolio of consumer and entertainment brands. The Company generates revenue from the licensing of these brands (primarily consisting of trademarks) to its licensees. While the brands are licensed and sold in a variety of categories, the nature of the product offered to its licensees, which is the right to license the Company’s trademarks in exchange for royalties, is consistent across the Company’s entire portfolio.

b.	The nature of the production processes – Not applicable.

c.	The type or class of customer for their products and services – The Company’s customers are its licensees. The Company’s licensees are comprised primarily of moderately priced retailers and wholesalers that sell primarily to moderately priced retailers and are thus considered to be similar under ASC 280.

d.	The methods used to distribute their products or provide their services – As noted above, the methods for distribution include licenses with moderately priced retailers and wholesalers that sell to moderately priced retailers and are thus considered to be similar under ASC 280.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – Not applicable.

EITF Abstract Topic D101 clarifies some of the details to be considered as part of the process of aggregating components into one reporting unit. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in ASC 280-10-50-11 include, but are not limited to:

•	The manner in which an entity operates its business or nonprofit activity and the nature of those operations;

•	Whether goodwill is recoverable from the separate operations of each component business or nonprofit activity or from two or more component businesses or nonprofit activities working in concert (which might be the case if the components are economically interdependent);

•	The extent to which the component businesses or nonprofit activities share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms; and

•	Whether the components support and benefit from common research and development projects.

The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or nonprofit activity or may be economically similar to those other components.

Ms. Tia L. Jenkins

Securities and Exchange Commission

November 25, 2014

An example of the components of the business working in concert is the Company’s extension of its relationship with Wal-Mart Stores, Inc. (“Wal-Mart”), which was initially established through the Company’s license for its Danskin brand (women’s activewear and fitness). The Company then entered into new DTR licensing agreements with Wal-Mart to sell Ocean Pacific (unisex action sports and lifestyle brand), Starter (team merchandise and athletic apparel), and Waverly (home and décor brand) licensed products at Wal-Mart. The Company has demonstrated this strategy with licensees for a variety of brands in its portfolio, both domestically and internationally. In each instance, while the Company’s brands have distinct individual identities and target consumers, the licensor/licensee relationship covering the Company’s brands is generally centralized.

Further, while the Company has offices and personnel in the United States, the United Kingdom and Luxembourg, the resources of each of these offices work in concert, are managed centrally and are not dedicated to any one brand or segment other than bringing specific geographic expertise across the Company’s entire portfolio. In particular, marketing, finance/accounting, legal, IT and other personnel resources are centralized and pooled as a resource for all operations and endeavors. Pooling of much of the Company’s resources is a major factor in the high EBITDA margin the Company has maintained since inception.

The Company believes that all of the above stated aggregation criterion have been met, to the extent applicable. While each brand has its own identity and gross cash flows that support goodwill recoverability of the individual brands, as the Company matures and expands into other brands, additional value is being brought to all brands as a result of the synergies of the combined operations, additional global channels through a growing network of licensees, and the value of being associated with a successful brand manager. These synergies as a successful brand manager are maintained as the Company branches out from including purely apparel trademarks to athletic brands, home brands, electronics and character licensing as well. As a result, the Company believes that aggregation of any individual brand component, if they were determined to exist, would be appropriate.

Therefore, the Company believes that it is appropriate to aggregate all brands for purposes of evaluating goodwill impairment.

Ms. Tia L. Jenkins

Securities and Exchange Commission

November 25, 2014

Items 2.02 and 9.01 Form 8-K filed July 30, 2014

Exhibit 99.1

Non-GAAP weighted average diluted shares reconciliation

4.	We note that you deduct all incremental dilutive shares for the convertible notes to arrive at Non-GAAP weighted average diluted shares. We further note in footnote (2) that the Company will not be responsible for issuing a portion of these shares as they are covered by your convertible notes hedges. Please quantify for us the estimated number of shares that the Company would be responsible for issuing in the event of conversion, and tell us why you exclude such shares from your Non-GAAP weighted average diluted shares. In this regard, it appears that such shares would result in dilution in the event the notes are converted.

Response:

In Note 7 of the Notes to the unaudited condensed consolidated financial statements contained in the Company’s Form 10-Q For the Quarterly Period Ended June 30, 2014 (“2014 10Q2”), the Company enumerates the primary components of its weighted average number of common shares outstanding – diluted, consistent with ASC 260. Specifically, the components labeled “Effect of convertible notes subject to conversion” and “Effect of convertible notes warrants subject to conversion” represent, in the absence of certain hedge agreements described in Note 5 of the unaudited condensed consolidated financial statements in 2014 10Q2, the total number of shares the Company would be responsible for issuing in the event of conversion, in the aggregate, for both our 2.50% convertible notes due June 2016 (“2.50% Convertible Notes”) and our 1.50% convertible notes due March 2018 (“1.50% Convertible Notes”) (collectively, the “Notes”), and warrants sold in connection with the Notes (see below for further description of the “Warrants”), detailed as follows:

(000’s omitted)	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	(unaudited)		(unaudited)
	2014	2013	2014	2013

Effect of convertible notes subject to conversion	5,743	—	5,240	—
Effect of convertible notes warrants subject to conversion	1,946	—	1,541	—

In connection with the sale of each of the 2.50% Convertible Notes and 1.50% Convertible Notes, the Company entered into hedges for each of the Notes (“2.50% Convertible Note Hedges” and “1.50% Convertible Note Hedges”, collectively the “Note Hedges”) with respect to its common stock with third party financial institutions (the “Counterparties”). These Note Hedges are designed to offset the Company’s exposure to potential dilution upon conversion of the Notes in the event that the market value per share of the Company’s common stock at the time of exercise is greater than the initial conversion price of each of the Notes. Upon exercise of the call options underlying the Note Hedges, the Counterparties will deliver to the Company a specific number of shares to be issued to the holders of the Notes upon conversion based on the formula set forth in the indenture. Further, in connection with the sale of the Convertible Notes, the Company also

Ms. Tia L. Jenkins

Securities and Exchange Commission

November 25, 2014

entered into separate transactions (the “Warrants”) with the Counterparties whereby the Company, pursuant to the agreements governing these warrant transactions, sold warrants to the Counterparties to acquire a certain number of shares of the Company’s common stock at a predetermined strike price.

In the Company’s non-GAAP weighted average diluted shares reconciliation contained within the above referenced Form 8-K, we disclose the effects of the delivery of shares underlying the call options covered by the Notes Hedges on our weighted average diluted sharecount for the periods presented. We subtract these shares from our weighted average diluted shares when arriving at our non-GAAP weighted average diluted shares to illustrate the number of shares that would be delivered by the Counterparties to the Company in the event of conversion, the net effect of which reduces the number of shares the Company would have to issue in the event of conversion of the Notes and exercise of the Warrants. Specifically, based on average price of the Company’s common stock during the three months ended and six months ended June 30, 2014, the Counterparties to the Note Hedges would deliver, upon the exercise of the call options underlying those Note Hedges, a certain number of shares for each of the Notes, detailed as follows:

(000’s omitted)	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	(unaudited)		(unaudited)
	2014	2013	2014	2013
incremental dilutive shares covered by hedges:
2.50% Convertible Notes	(2,481)	—	(2,265)	—
1.50% Convertible Notes	(3,263)	—	(2,975)	—

5.	We note in footnote (3) that Non-GAAP diluted shares for the six month period ended June 30, 2014 include a correction to the first quarter 2014 Non-GAAP diluted share count by 1.2 million fewer shares related to the anti-dilutive impact of the Company’s convertible notes hedges. Please explain to us the basis for the second quarter 2014 correction to reduce your weighted average diluted shares for the first quarter 2014.

Response:

In calculating the first quarter 2014 Non-GAAP diluted share count, the Company erroneously double-counted the dilutive effects of the shares to be delivered upon the exercise of the aforementioned Warrants, net of the Note Hedges. In calculating the Non-GAAP diluted share count for the six months ended June 30, 2014, the Company noticed this error and retroactively adjusted the calculation to present the actual non-GAAP dilution for the six month period as described by the Company’s response to Item 4 in this letter. The Company had included a footnote to communicate the adjustment and the nature of such adjustment.

Ms. Tia L. Jenkins

Securities and Exchange Commission

November 25, 2014

Conclusion

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact either Jeff Lupinacci (telephone 212.819.2069 or email jlupinacci@iconixbrand.com), or Brian Snyderman (telephone 212.819.2114 or email bsnyderman@iconixbrand.com).

Sincerely,

/s/ Jeff Lupinacci
Jeff Lupinacci
Chief Financial Officer

cc:	Myra Moosariparambil
John Archfield
Brian Snyderman